Exhibit 99.6

On Holding AG

Zürich

Report of the statutory auditor to the General Meeting

on the financial statements 2021

Report of the statutory auditor

to the General Meeting of On Holding AG

Zürich

Report on the audit of the financial statements

Opinion

We have audited the accompanying financial statements of On Holding AG, which comprise the income statement for the year ended December 31, 2021, the balance sheet as at December 31, 2021 and notes, including a summary of significant accounting policies.

In our opinion, the financial statements (pages A1 to A8) as at December 31, 2021 comply with Swiss law and the company’s articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Our responsibilities under those provisions and standards are further described in the “Auditor’s responsibilities for the audit of the financial statements” section of our report.

We are independent of the entity in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative consider- ations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Overall materiality	CHF 3'500000
Benchmark applied	Total assets
Rationale for the materiality benchmark applied	We chose total assets as the benchmark because, in our view, it is the benchmark against which the performance a holding company is most commonly measured and is a generally accepted benchmark for holding companies.

We agreed with the Audit Committee that we would report to them misstatements above CHF 175'000 identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

PricewaterhouseCoopers AG, Birchstrasse 160, Postfach, CH-8050 Zürich, Switzerland

Telefon: +41 58 792 44 00, Telefax: +41 58 792 44 10, www.pwc.ch

PricewaterhouseCoopers AG is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Audit scope

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud. We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the entity, the accounting processes and controls, and the industry in which the entity operates.

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority

We have determined that there are no key audit matters to communicate in our report.

Responsibilities of the Board of Directors for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the entity’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the entity or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and Swiss Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Swiss law and Swiss Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the entity to cease to continue as a going concern.

3	On Holding AG | Report of the statutory auditor to the General Meeting

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company’s articles of incorporation. We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Patrick Balkanyi	Samuel Häring

Audit expert	Audit expert
Auditor in charge

Zürich, March 18, 2022

Enclosures:

•	Financial statements (income statement, balance sheet and notes to the financial statements)

•	Proposed appropriation of the available earnings

4	On Holding AG | Report of the statutory auditor to the General Meeting

Income statement

in CHF	Notes	2021	2020

Dividend income from shareholdings		4,300,000	1,200,000
Other intercompany sales		3,071,923	1,791,955
Gross profit		7,371,923	2,991,955

Share-based compensation		-1,241,780	-620,292
General and administrative expenses	2.8	-4,579,494	-1,234,485
Other operating income and expenses		-13,422,567	-1,473,180
Operating result		-11,871,918	-336,003

Financial expenses		-4,270,715	2,041,356
Financial income	2.9	16,673,217	-2,027,889
Income before taxes		530,584	-322,536

Income taxes		-1,216,389	-362,835
Loss for the period		-685,805	-685,371

on-running.com	A-1

Balance sheet

in CHF	Notes	12/31/21	12/31/20

Cash and cash equivalents		411,773,303	49,943,623
Other current financial assets		7,279	7,279
Other current operating assets	2.1	195,597,393	112,711,492
Current assets		607,377,976	162,662,394

Intangible assets	2.2	26,948,240	28,956,805
Other non-current financial assets	2.3	192,228,195	10,000,000
Investments	2.4	15,778,872	15,777,680
Non-current assets		234,955,307	54,734,485

Assets		842,333,283	217,396,879

Trade payables	2.5	1,869,189	21,189
Other current financial liabilities		82	200,000
Other current operating liabilities	2.6	27,693,584	-
Income tax liabilities		554,196	-
Current liabilities		30,117,050	221,189

Non-current liabilities		-	-

Share capital		33,454,188	2,171,510
Capital reserves		801,469,909	211,991,047
Reserves from capital contribution	2.7	790,987,121	209,328,701
Other capital reserves		10,482,788	2,662,346
Treasury Shares	2.7	-25,035,192	-
Retained earnings		2,327,327	3,013,132
Equity		812,216,233	217,175,690

Liabilities and Equity		842,333,283	217,396,879

on-running.com	A-2

Notes to the financial statements

Notes to the financial statements 2021 in accordance with Article 959c of the Swiss Code of Obligations (in CHF).

1. Accounting and valuation principles

Foreign currency positions

Transactions in foreign currencies are translated at the exchange rate that applied on the transaction date. Exchange rate gains and losses resulting from such transactions or from the revaluation of foreign currency assets and liabilities at the balance sheet date are recognized as financial income or expenses. The average exchange rate used is the exchange rate published by the ESTV on a monthly basis.

Currency	12/31/21	12/31/20

AUD 1	0.6624	0.6821
BRL 100	16.358	17.0179
CAD 1	0.7213	0.6938
CNY 100	14.296	13.5124
EUR 1	1.0361	1.0815
GBP 1	1.2340	1.2083
JPY 100	0.7912	0.8561
USD 1	0.9113	0.8839
HKD 1	0.1169	0.0877
VND 10000	0.3997	0.3829

2. Other disclosures required by the law

Company information

On Holding AG, Zurich, Switzerland

The number of full-time positions over the year was not above 10 employees.

on-running.com	A-3

2.1 Other current operating assets

in CHF	12/31/21	12/31/20

From third parties	9,306,729	7,903,015
thereof accruals and prepaid expenses	8,958,193	4,698,037
From intercompany	186,290,664	104,808,477
Other current operating assets	195,597,393	112,711,492

2.2 Intangible assets

At the end of 2019, a “service, license and investment agreement” was negotiated between On and a third party. The parties entered into an agreement under which On shall be granted the right to use intangible assets in connection with the development, advertisement, promotion and sale of certain products as well as promotional services by the third party against On shares at a preferential price and options to purchase On shares. The number of exercisable options depends on the revenues of the fiscal years 2024 and 2025.

The decrease in Intangible assets of CHF 2’008k fully relates to amortization.

2.3 Other non-current financial assets

in CHF	12/31/21	12/31/20

From third parties	-	-
From intercompany	192,228,195	10,000,000
Other non-current financial assets	192,228,195	10,000,000

on-running.com	A-4

2.4	Shareholdings

in CHF			2021		2020
Entity	Domicile	Capital	Share	Capital	Share

On AG	Zürich, CH	6,256,059	100%	6,256,059	100%
On Brazil Ltda.	São Paulo, BR	255’818	100%	255’818	100%
On Cloud Service GmbH	Berlin, DE	28’940	100%	28’940	100%
On Clouds GmbH	Zurich, CH	20,000	100%	20,000	100%
On Europe AG	Zurich, CH	100,000	100%	100,000	100%
On Hong Kong Ltd.	Hong Kong, CN	1,190	100%	0.1	100%
On Inc.	Portland, USA	182,000	100%	182,000	100%
On Japan K.K.	Yokohama, JP	881,821	100%	881,821	100%
On Oceania Pty Ltd.	Docklands, AU	232,633	100%	232,633	100%
On Running Canada Inc.	Vancouver, CA	157,583	100%	157,583	100%
On Running Sports Products (Shanghai) Company Ltd.	Shanghai, CN	1’000’000	100%	1’000’000	100%
On Vietnam Company Ltd.	Ho Chi Minh, VN	252’891	100%	252’891	100%
Brunner Mettler GmbH	Zurich, CH	25’000	100%	25’000	100%
On Running UK Ltd.	London, UK	1	100%

2.5 Trade payables

in CHF	12/31/21	12/31/20

From third parties	1,848,000	-
From intercompany	21,189	21,189
Trade payables	1,869,189	21,189

2.6 Other current operating liabilities

in CHF	12/31/21	12/31/20

From third parties	1,003,257	-
From intercompany	26,690,327	-
Other current operating liabilities	27,693,584	-

on-running.com	A-5

2.7 Treasury shares

in CHF	Date	Shares	Paid Price	Share Price	Value

Beginning Balance, 01.01.
Capital Increase	8/19/21	25,000,000	0.10	0.10	2,500,000
Sale of Treasury Shares	10/1/21	-2,419,985	28.42	0.10	-241,999
Purchase of Treasury Shares	22.10- 22.12.21	554,491	41.08	41.08	22,777,190
Closing Balance, 31.12.		23,134,506			25,035,192

The Sale of Treasury Shares was made at the share value per 01. October 2021 of USD 30.50.

The Purchase of Treasury Shares was made on the 22. October, 29. November and the 22. December 2021 at the daily share value of USD 33.71, USD 43.11 and USD 37.58.

See also Note 2.9 on Financial Income.

The reserves from capital contribution are temporarily blocked for treasury shares (created out of KER for the purpose of employee share-based compensation) in the amount of CHF 25’035’192 until the shares are allocated.

2.8 General and administrative expenses

in CHF	12/31/21	12/31/20

Depreciation and amortization	-2,008,565	-1,171,663
Other	-2,570,930	-62,822
General and administrative expenses	-4,579,494	-1,234,485

on-running.com	A-6

2.9 Financial income

As a public company, On Holding AG grants share-based compensation awards to the extended founder team, other members of senior management and to certain other employees to incentivize individuals based on their impact and contribution to On. As per 01.10.2021, On Holding has realized a gain on sale of Treasury Shares in the amount of CHF 19'811'827 with group entities and CHF 492'833 with third parties.

The remaining Financial Income is resulting from Intercompany Interest Income.

Contingent assets and liabilities

Guarantees in the amount of CHF 100’000’000 (2020: CHF 17’500’000) were provided to third parties.

Liabilities to pension plan institutions

There are no liabilities towards pension plan institutions.

3. Risk assessment

The management team of the On Holding AG has undertaken a comprehensive risk assessment, and implemented all necessary measures arising as a result, in order to ensure that the risk of significantly incorrect information being included in the financial statement is extremely small.

on-running.com	A-7

Movement on retained earnings

in CHF	2021	2020
Profit carried forward at the beginning of the year	3,013,132	3,698,503

Appropriations of retained earnings resolved by general meeting
Dividends	-	-
Allocation to legal reserves	-	-

Loss for the period	-685,805	-685,371

Profit carried forward at the disposal of the annual general meeting	2,327,327	3,013,132

Proposal of the board of directors for the appropriation of retained earnings

in CHF	2021	2020

Profit carried forward at the disposal of the annual general meeting	2,327,327	3,013,132

Gross dividend	-	-
Allocation to legal reserves	-	-

To be carried forward	2,327,327	3,013,132

on-running.com	A-8